Exhibit 1

British American Tobacco p.l.c. (the “Company”)

26 June 2026

Share Buyback Programme

Further to the share buyback programme announcement on 18 March 2024 (“the Programme”), and the subsequent extension of the Programme announced on 10 December 2025, the Company announces that it has entered into an irrevocable, non-discretionary agreement with UBS AG London Branch to purchase ordinary shares of the Company (“Shares”) during the closed period commencing on 30 June 2026 and ending at the close of business on 29 July 2026, the day prior to the release of its half year preliminary results.

UBS AG London Branch will make its trading decisions in relation to the Company’s Shares independently of, and uninfluenced by, the Company.

The purpose of the Programme is to reduce the share capital of the Company. The Shares repurchased will be cancelled.

Any purchases of Shares by the Company in relation to this announcement will be undertaken within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares granted by its shareholders from time to time (at the Company’s 2026 AGM, shareholders granted the Company authority to purchase a maximum of 217,492,219 Shares (the “Authority”)), the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (2016/1052), in each case as such legislation forms part of domestic law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (as amended), and Chapter 9.6 of the Financial Conduct Authority’s UK Listing Rules.

Pursuant to the Authority, the maximum price which may be paid for a Share is an amount (exclusive of taxes and expenses) equal to the higher of:

-	105 per cent of the average market value of a Share as derived from the LSE’s Daily Official List for the five business days immediately preceding the day on which the Share is purchased, in accordance with Listing Rule 9.6.1 of the Listing Rules published pursuant to Part 6 of the Financial Services and Markets Act 2000 (“FSMA”) (the “Listing Rules”); and

-	the higher of (i) the price of the last independent trade and (ii) the highest current independent purchase bid on the trading venue where the purchase is carried out, including when the shares are traded on different trading venues, in accordance with Article 3(2) of the UK Safe Harbour Regulation.

Enquiries:

Investor Relations

Victoria Buxton: | IR_team@bat.com